July 7, 2017
VIA EDGAR

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Re:	New Residential Investment Corp.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 22, 2017
File No. 001-35777

Dear Mr. Telewicz,

On behalf of New Residential Investment Corp. (the “Company” or “New Residential”), the undersigned submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated June 26, 2017 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed on February 22, 2017 (the “2016 10-K”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter.  In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 2016 10-K.

Form 10-K for fiscal year ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Excess MSRs, page 84

1.
Please refer to the response to comment 1. We believe that your disclosure should include a discussion of how sensitive the fair value estimates for your material assets are to the significant inputs your model uses. As such, we continue to believe a sensitivity analysis for your excess servicing rights is meaningful and should remain disclosed. Additionally, please consider disaggregating your excess mortgage servicing right sensitivity analysis by type of excess MSR as disclosed in the footnotes to your financial statements (e.g. agency and non-agency) to the extent the inputs into your fair value calculation are materially different. Finally, we also believe that, should mortgage servicing rights become material in relationship to your balance sheet, a sensitivity analysis similar to the one presented for excess servicing rights should be presented.

Response

We respectfully inform the Staff that, in response to the Staff’s comment, in future filings we will continue to provide a sensitivity analysis for our excess mortgage servicing rights including disaggregation by type of Excess MSR. As mortgage servicing rights are becoming increasingly material, we will begin providing a sensitivity analysis for mortgage servicing rights in our Form 10-Q for the period ended June 30, 2017.

Core Earnings, page 110

Mr. Robert F. Telewicz, Jr.
U.S. Securities and Exchange Commission
July 7, 2017

2.	We have considered your response to our prior comment 4. Please address the following with respect to your measure of core earnings:

•
Please elaborate on your accounting for called securitizations, including but not limited to your purchase of bonds at a discount to par and the redemption of those bonds during the call process. In your response, please provide us with a detailed explanation of each step of the call process, including a sample of the journal entries made to record the transaction. Please cite any relevant accounting literature in your response.

•
Please clarify for us why your measure includes an adjustment to adjust consumer loans to a level yield. Your response should include an explanation of the purpose of this measure and why management believes it results in a non-GAAP measure that is useful to investors.

Response

We respectfully inform the Staff that our measure of Core Earnings with respect to called securitizations and consumer loans is intended to allow investors and analysts to readily identify and track the operating performance of the assets that form the core of the Company’s activity.

(1)          In response to the Staff’s comment regarding the accounting for called securitizations, we have prepared an example to reflect the steps of the call process, including a sample of the journal entries made for the corresponding step and resulting impact on both GAAP net income and Core Earnings, demonstrating that the adjustment to limit the RMBS discount accretion related to the bonds redeemed through the called deals aligns GAAP net income and Core Earnings and prevents Core Earnings from being overstated in a potentially misleading fashion.

Step 1 – Purchase of Bonds
The Company purchases bonds issued by a trust from a third party at a purchase price of $80 for a bond with a par amount of $100, or a $20 discount. The Company classifies the purchased bonds as available-for-sale (“AFS”) in accordance with ASC 320 and records the par amount of the bonds with an offsetting purchase discount representative of the excess of par over the purchase price in accordance with ASC 310-20.

Dr	AFS Securities – Par Amount		$100
	Cr	Unamortized Discount		$20
	Cr	Cash		$80

Step 2 – Clean-up Call Exercised
The Company acquires the underlying mortgage loans that served as collateral for the securitization from the related trust by paying their outstanding or “par” amount as determined by the trust. In accordance with ASC 948-310, the Company designates the mortgage loans as held-for-sale (“HFS”) and records the mortgage loans at their cost basis.

Dr	Mortgage Loans, HFS		$100
	Cr	Cash		$100

Step 3 – Trust Redeems the Bonds at Par
The trust redeems the bonds at par and the Company receives par from the trust for the portion of the bonds it owns. In accordance with ASC 310-20-35, the unamortized purchase discount is recognized in interest income upon redemption at par.

Dr	Cash		$100
Dr	Unamortized Discount		$20
	Cr	AFS Securities – Par Amount		$100
	Cr	Interest income		$20

Mr. Robert F. Telewicz, Jr.
U.S. Securities and Exchange Commission
July 7, 2017

Step 4 – Mortgage Loan Impairment
In a situation where the amount paid for the mortgage loans in Step 2 is less than or equal to their fair value on the date of such purchase, there is no impairment and related valuation allowance recorded under GAAP. As a result, there would be no related adjustment to reconcile between GAAP net income and Core Earnings, and GAAP net income and Core Earnings would be aligned.

Alternatively, in a situation where the amount paid for the mortgage loans is greater than their fair value on the date of such purchase, we record a valuation allowance on the mortgage loans under GAAP for the difference, as reflected below.

The Company designates the acquired mortgage loans as held-for-sale and, in accordance with ASC 948-310-35, measures the mortgage loans at the lower of cost or fair value. The amount by which cost exceeds fair value is accounted for as a valuation allowance.  So if the cost of the mortgage loans was $100 and the fair value was $90, the $10 difference would be accounted for as follows:

Dr	Provision Expense		$10
	Cr	HFS Valuation Allowance		$10

Step 5 – Core Earnings Limit on Accretion
Steps 1 through 4 above have the following impact on GAAP net income and Core Earnings, respectively:

	GAAP	Core Earnings
Interest Income	$20	$20
Impairment	$(10)	-
Net Income	$10	$20

Limit on RMBS Discount Accretion	-	$(10)
	$10	$10

Given that Core Earnings generally includes interest income recognized under GAAP, but excludes our realized and unrealized gains or losses, including any impairment, GAAP net income and Core Earnings become misaligned unless there is an adjustment to Core Earnings to incorporate the impairment recorded for GAAP net income. As a result, for Core Earnings, the Company reduces the interest income recognized in Step 3 by the impairment recorded on the mortgage loans for GAAP in Step 4, thus aligning GAAP net income and Core Earnings.

As described in our response to the Staff’s prior comment 4, the sole purpose of the limit on RMBS discount accretion related to called deals is to prevent Core Earnings from being overstated in a potentially misleading fashion.

(2)          As described in our September 20, 2013 SEC correspondence, the adjustment is related to the Company’s investment in pools of consumer loans accounted for under ASC 310-20 and ASC 310-30, including certain non-performing consumer loans with revolving privileges that are explicitly excluded from being accounted for under ASC 310-30. Under ASC 310-20, the recognition of expected losses on these non-performing consumer loans is delayed in comparison to the level yield methodology under ASC 310-30 which recognizes income based on an expected cash flow model reflecting an investment’s lifetime expected losses.

Mr. Robert F. Telewicz, Jr.
U.S. Securities and Exchange Commission
July 7, 2017

The purpose of the Core Earnings adjustment to adjust consumer loans to a level yield is to present income recognition across the consumer loan portfolio in the manner in which it is economically earned, and align it with the Company’s overall portfolio of mortgage-related assets which are generally computed on a level yield basis.

The Company believes the Core Earnings adjustment results in a non-GAAP measure that is useful to investors as it improves the understandability and comparability of the performance of the consumer loan portfolio and avoids potential delays in loss recognition, which could be misleading to investors.

In addition, the level yield methodology allows investors to evaluate the performance of the investment using the same measure that management uses to evaluate the performance of the investment.

* * *

Please contact the undersigned at (212) 798-6119 should you require further information or have any questions.

Very truly yours,

/s/ Nicola Santoro, Jr.
Chief Financial Officer

cc:          Paul Cline, Staff Accountant, U.S. Securities and Exchange Commission